UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

ASPEN INSURANCE HOLDINGS LIMITED

(Name of Subject Company)

ASPEN INSURANCE HOLDINGS LIMITED

(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE 0.15144558¢ PER SHARES

(Title of Class of Securities)

G05384105

(CUSIP Number of Class of Securities)

Michael Cain

Patricia Roufca

141 Front Street

Hamilton HM 19

Bermuda

Telephone: (441) 295-8201

Facsimile: (441) 295-1829

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael Groll, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 Telephone: (212) 728-8616 Facsimile: (212) 728-9616	Joseph D. Ferraro, Esq. Willkie Farr & Gallagher (UK) LLP CityPoint 1 Ropemaker Street London, UK EC2Y 9AW Telephone: +44 203 580 4707 Facsimile: +44 203 580 4800	Daniel A. Neff, Esq. Gregory E. Ostling, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telephone: (212) 403-1218 Facsimile: (212) 403-2218

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Aspen Insurance Holdings Limited, a Bermuda exempted company (“Aspen” or the “Company”), with the Securities and Exchange Commission on June 17, 2014 (as amended from time to time, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Statement.

Item 9. Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(23)	Letter to the Company’s shareholders dated July 10, 2014
(a)(24)	Press release issued by the Company on July 10, 2014 relating to the letter to shareholders dated July 10, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Michael Cain
Name:	Michael Cain
Title:	Group General Counsel

Dated: July 10, 2014